# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LIMITED, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- Diana Shipping Inc. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,264,548; shared voting power 0; sole dispositive power 6,264,548; shared dispositive power 0; aggregate amount beneficially owned 6,264,548 (14.4% of the class)
  Comment: All reported shares are owned by Diana Shipping Inc. Calculated based on 43,586,605 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LIMITED
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 31 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026, May 27, 2026, May 28, 2026, June 1, 2026, June 2, 2026, June 4, 2026, June 8, 2026, June 11, 2026, June 12, 2026, June 15, 2026, June 16, 2026, June 17, 2026, June 18, 2026, June 29, 2026, June 30, 2026, July 8, 2026, July 13, 2026, and July 27, 2026) in respect of the Common Shares of the Company. Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

As previously disclosed in Amendment No. 6, on March 6, 2026, Reporting Person entered into a definitive agreement with Star Bulk Carriers Corp. ("Star Bulk" and the "Star Bulk Agreement") (Nasdaq: SBLK) for Star Bulk to acquire 16 vessels of the Issuer for $470.5 million cash upon, and subject to, the consummation of a transaction providing for the Reporting Person's acquisition of all of the issued and outstanding Shares not already owned by the Reporting Person. Effective as of August 10, 2026, the Star Bulk Agreement was terminated with no further commitments or obligations on the part of the Reporting Person or Star Bulk. A termination letter is attached as Exhibit A to this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Termination Letter, dated August 10, 2026, submitted by the Reporting Person to Star Bulk.

Exhibit B: Joint Press Release, dated August 10, 2026, issued by the Reporting Person and Star Bulk.

## Signatures
- Diana Shipping Inc.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (08/10/2026)